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                                             Filed by Kellstrom Industries, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                      Registration No: 333-56750


[KELLSTROM INDUSTRIES, INC, LOGO]


                              FOR IMMEDIATE RELEASE

                           KELLSTROM INDUSTRIES, INC.
              ANNOUNCES AN EXTENSION OF ITS AMENDED EXCHANGE OFFER

MIRAMAR, Fla.- July 6, 2001 - Kellstrom Industries, Inc. (NASDAQ: KELL) today announced the extension of its pending exchange offer for up to $54 million of its outstanding series of 5-3/4% convertible subordinated notes due October 15, 2002 (CUSIP Nos. 488035AC0 and U48787AA0) and/or up to $86.25 million of its outstanding series of 5-1/2% convertible subordinated notes due June 15, 2003 (CUSIP No. 488035AE6) (the "old notes"), in any combination totaling no more than $96 million in aggregate.

The Company said that it is engaged in informal discussions with certain holders of old notes regarding potential changes to the terms of the exchange offer. In order to facilitate ongoing discussions, the expiration date for the exchange offer has been extended from 5:00 p.m., New York City time, on July 6, 2001, to 5:00 p.m., New York City time, on July 13, 2001, unless earlier terminated or extended.

The complete terms of the amended exchange offer remain unchanged and are contained in the Preliminary Prospectus and Exchange Offer documents dated June 12, 2001, as supplemented by a Prospectus Supplement date June 26, 2001.

As of 5:00 p.m., New York City time, on July 6, 2001, the Company received tenders from holders of $10.7 million in aggregate principal amount of the 5-3/4% convertible subordinated notes, representing 19.8% of the outstanding 5-3/4% notes and $11.4 million in aggregate principal amount of the 5-1/2% convertible subordinated notes, representing 13.2% of the outstanding 5-1/2% notes.

Banc of America Securities LLC is the exclusive dealer manager for the exchange offer. D.F. King & Co., Inc. is the information agent and First Union National Bank is the depositary. Copies of the Preliminary Prospectus and Exchange Offer, as supplemented, can be obtained by calling D.F. King at (800) 928-0153. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.

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Kellstrom Industries, Inc. News Release                                  Page 2
July 6, 2001


Kellstrom is a leading aviation inventory management company. Its principal business is the purchasing, overhauling (through subcontractors), reselling and leasing of aircraft parts, aircraft engines and engine parts. Headquartered in Miramar, FL, Kellstrom specializes in providing: engines and engine parts for large turbo fan engines manufactured by CFM International, General Electric, Pratt & Whitney and Rolls Royce; aircraft parts and turbojet engines and engine parts for large transport aircraft and helicopters; and aircraft components including flight data recorders, electrical and mechanical equipment and radar and navigation equipment.

Kellstrom has filed a Registration Statement on Form S-4 with the SEC registering the new notes, the related guarantees and the underlying shares to be offered in the exchange offer as well as a Schedule TO. The Registration Statement and the Preliminary Prospectus and Exchange Offer, as supplemented, contained in the Registration Statement contain important information about Kellstrom, the exchange offer and related matters. Noteholders are urged to read the Registration Statement and the Preliminary Prospectus and Exchange Offer, as supplemented, Kellstrom's Schedule TO and any other relevant documents Kellstrom filed with the SEC.

The Registration Statement has not yet become effective. The new notes may not be sold and, although holders of the old notes may tender their old notes, tenders may not be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful.

Noteholders are able to obtain copies of the Registration Statement on Form S-4 and the Preliminary Prospectus and Exchange Offer, as supplemented, Kellstrom's Schedule TO and any other relevant documents for free through the website maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the information agent for the offer, D.F. King & Co., at (800) 928 0153. If you have any questions about the exchange offer, please call the dealer manager for the offer, Banc of America Securities LLC, at (888) 292 0070.

CONTACT: Banc of America Securities LLC
         Sam McNeil/Andrew Karp, 704/386-1758